Mail Stop 3561

November 28, 2006

Mr. Thomas A. Bessant, Jr.
Executive Vice President and Chief Financial Officer
Cash America International, Inc.
1600 West 7th Street
Fort Worth, Texas 76102

      RE: **Cash America International, Inc.**
                    Form 10-K for Fiscal Year Ended December 31, 2005
                    Filed March 2, 2006
                    Form 10-Q for Fiscal Quarters Ended March 31, 2006, June 30, 2006
                    and September 30, 2006
                    Filed April 28, 2006, July 28, 2006 and November 2, 2006
                    File No. 333-64804

Dear Mr. Bessant:

      We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 23

Results of Continuing Operations, page 27

1. We note that you present combined financial and statistical data related to cash
   advance and check cashing services provided by your stores with the financial and
   statistical data of third party lenders and franchisees in the tables on pages 28 and
   29. We also note that fees from third-party lenders and royalties from franchisees
   are combined with revenues from your cash advance and check cashing store
   operations in your discussion and analysis of operating results for the years
   presented. Please explain to us why it is more meaningful and informative to
   present combined financial and statistical data as opposed to presenting the data
   separately. Please also explain to us why a separate presentation and discussion
   of financial and statistical data related to transactions originated by your stores
   and transactions originated by third-party lenders and franchisees, including
   separate disclosure regarding cash advance portfolios acquired from third-party
   lenders, would not be more meaningful and relevant to an understanding of your
   business and operating performance. In that regard, we assume that your average
   transaction fees and revenues from store originated transactions differ from the
   amounts of average fees, royalties and revenues received from third-party lenders
   and franchisees and the amounts of average fees and revenues realized on
   acquired cash advances originated by third party lenders. Please advise. We may
   have further comment after reviewing your response.

Financial Statements and Supplementary Data, page 46

Consolidated Statements of Income, page 51

2. Please tell us your basis in GAAP for presenting the net revenue line item and
   why you believe your presentation meets the disclosure requirements of Rule 5-
   03(b) of Regulation S-X. We note that you identify direct operating expenses
   related to pawn lending activities, cash advance and check cashing services in
   your segment footnote. Please tell us what consideration to have given to
   separately presenting costs and expenses attributable to pawn lending, cash
   advance and check cashing services pursuant to Rule 5-03(b)(2) of Regulation S-
   X.

Consolidated Statements of Cash Flows, page 53

3. Please tell us why repayments and borrowings under your bank lines of credit qualify for net reporting. Refer to paragraphs 11 through 13 of SFAS 95. To the extent that these amounts do not qualify for net reporting, please disclose gross borrowings and repayments under your bank lines of credit in future filings.

4. Please tell us why proceeds from the sale of discontinued operations are reflected in cash used by investing activities of continuing operations. Please also tell us why net cash provided by discontinued operations is deducted from the net increase in cash and cash equivalents in arriving at cash and cash equivalents at end of year. If the cash and cash equivalents of discontinued operations were classified as assets held for sale, we would expect the change to be classified in net cash used by investing activities of discontinued operations. Please advise. Also, please revise future filings as appropriate.

Notes to Consolidated Financial Statements, page 54

Note 2. Summary of Significant Accounting Policies, page 54

5. In future filings please disclose your accounting policy regarding the classification of cash flows from disposition of merchandise.

6. In future filings please disclose the types of expenses included in the operations and administrative expense line items.

Note 3. Acquisitions, page 60

7. We note that pro forma adjustments reflect the elimination of certain general and administrative expenses of Camco, Inc. primarily consisting of compensation and related expenses of Camco, Inc.'s owner and other members of its management team which you do not employ. With reference to authoritative literature please tell us why this is an allowed pro forma adjustment. In this regard, paragraph 55 of SFAS 141 does not appear to allow an adjustment of this nature. To the extent necessary please revise in future filings.

Note 4. Cash Advances, Allowance for Losses and Accruals for Losses on Third-Party Lender-Owned Cash Advances, page 62

8. Please tell us your basis in GAAP for disclosing the cash advance portfolio originated and owned by banks and non-bank third-party lenders and presenting

these portfolios as a component of your combined cash advance portfolio and related statistics. Please also tell us why it would not be more relevant to separately disclose the portfolio and related statistics of cash advance sub-participation interests acquired from banks and loans acquired from non-bank third-party lenders as a result of your guarantee obligations.

Controls and Procedures, page 80

9. We note that you state your disclosure controls and procedures were effective in timely alerting your Chief Executive Officer and Chief Financial Officer to the material information required to be included in your periodic filings with the Securities and Exchange Commission. Please revise to clarify, if true, that your disclosure controls and procedures are also effective to ensure that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified. See Exchange Act Rule 13a-15(e). Please similarly revise your Form 10-Q for each of the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006.

10. You state in the third paragraph "The Company's management, including its Chief Executive Officer and Chief Financial Officer, does not expect that the Company's disclosure controls and procedures or internal controls will prevent all possible error and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met." Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principle financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm#iif4>. Please similarly revise your Form 10-Q for each of the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006.

11. You state that there were no significant changes in your internal control over financial reporting. Please revise to state, if true, that there were no changes in internal controls that occurred during the last fiscal quarter that have materially affected or is reasonable likely to materially affect, your internal control over financial reporting. In addition, please note that your disclosure of changes in

internal controls over financial reporting should not be limited to those identified in connection with management's evaluation of the effectiveness of the design and operation of your disclosure controls and procedures. Please revise accordingly. In addition, please similarly revise as applicable, the disclosures in Form 10-Q for each of the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006.

Form 10-Q for Quarterly Period Ended September 30, 2006

Item 1. Financial Statements

Notes to Consolidated Financial Statements, page 5

Note 3. Acquisitions, page 9

12. In future filings please disclose a description of the factors that contributed to recognition of goodwill. Refer to paragraph 51(b) of SFAS 141.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments. Please file your response letter on EDGAR as a correspondence file.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, please direct your questions to me at (202) 551-3344.

Sincerely,

William Thompson
Branch Chief